Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

September 27, 2019

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that a subsidiary of Grupo Financiero Galicia S.A., Tarjetas Regionales S.A. (“Tarjetas Regionales”), has authorized the entrance by Tarjetas Regionales into an agreement with its subsidiary, Tarjeta Naranja S.A. (the “Company”) whereby the Company will receive from Tarjetas Regionales a license for the right to use the brands “Quiero” and “Quiero Viajes”, and their respective logotypes (the “License”). Such License was previously granted to Tarjetas Regionales by another subsidiary of Grupo Financiero Galicia S.A., Banco de Galicia y Buenos Aires S.A.U. (the “Bank”), pursuant to a certain trademark agreement which aimed to provide Tarjetas Regionales’ and its subsidiaries´ customers with the opportunity to participate in the “Quiero” loyalty rewards program.

The Company has a commercial interest in the arrangement described above because it will allow the Company to expand its loyalty rewards program to new customers and products.

The License provided to the Company has a 5-year term commencing upon the relevant parties’ acceptance and provides for economic compensation to the Bank.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

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